Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF INCORPORATION

Wright Express Financial Services Corporation	Utah

Wright Express International Holdings, LLC	Delaware

Wright Express Fueling Solutions, Inc.	Delaware

Pacific Pride Services, LLC	Delaware

Telapoint, Inc.	Kentucky

Wright Express UK Limited	England and Wales (United Kingdom)

Wright Express IP Holdings, L.P.	Bermuda

Wright Express Global Services BV	The Netherlands

Wright Express New Zealand	New Zealand

Wright Express Canada, Ltd.	New Brunswick (Canada)

Motorcharge Operations New Zealand Ltd	New Zealand

Wright Express Australia Holdings Pty Ltd	Australia

Wright Express Conso Pty Ltd	Australia

Wright Express Card Holdings Australia Pty Ltd	Australia

Wright Express Australia Pty Ltd	Australia

Wright Express Prepaid Cards Australia Pty Ltd	Australia

Wright Express Fuel Cards Australia Ltd	Australia

Wright Express Card Australia Pty Ltd	Australia

Australian Card Services Pty Ltd	Australia